UNITED STATES

SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.)*

Dominari Holdings Inc.
(Name of Issuer)

Common stock, par value $0.0001 per share
(Title of Class of Securities)

0088753043
(CUSIP Number)

Robert Charron Ellenoff Grossman & Schole LLP 1345 6th Avenue New York, NY 10105 (212) 393-4540
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0088753043
(1)	Names of reporting persons
Anthony Hayes
(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☐

(3)	SEC use only

(4)	Source of funds (see instructions)
PF, OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6)	Citizenship or place of organization
USA

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
317,310 (1)

	(8)	Shared voting power
0

	(9)	Sole dispositive power
317,310 (1)

	(10)	Shared dispositive power
0

(11)	Aggregate amount beneficially owned by each reporting person
317,310 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

(13)	Percent of class represented by amount in Row (11)
5.3% (2)
(14)	Type of reporting person (see instructions)
IN

(1)	Of the 317,310 shares reported as beneficially owned with sole voting and dispositive power, 98,804 shares reported are indirectly owned by the Reporting Person’s Rollover IRA, and 218,506 shares are owned directly by the Reporting Person. The Reporting Person exercises control over the Rollover IRA, and as such, has voting and investment power over the shares held by the Rollover IRA.

(2)	Calculated based on 5,995,065 shares of common stock of the Issuer outstanding as of December 28, 2023.

ITEM 1. SECURITY AND ISSUER.

This statement relates to the common stock, $0.0001 par value per share (the “Common Stock”) of Dominari Holdings Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 725 5th Avenue, 22nd Floor, New York 10022.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This statement is being filed by Anthony Hayes (the “Reporting Person”). The Reporting Person is the Chief Executive Officer and the Chairman of the board of directors (the “Board”) of the Issuer.

(b) The address of the principal office of the Reporting Person is c/o Dominari Holdings Inc., 725 5th Avenue, 22nd Floor, New York 10022.

(c) The Reporting Person is a stockholder, Chairman of the Board and the Chief Executive Officer of the Issuer.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On December 20, 2023, the Reporting Person acquired 70,000 shares of Common Stock of the Issuer for $140,167 with personal funds in open market purchases. The remaining shares of Common Stock of the Issuer held by the Reporting Person were acquired with the Reporting Person’s personal funds in open market purchases, or granted to the Reporting Person from the Issuer pursuant to the Issuer’s equity incentive plans and grants to directors.

Each acquisition of Common Stock by the Reporting Person is described in Reports of the Issuer on Forms 8-K, 10-Q or 10-K, as applicable, and the Reporting Person’s filings pursuant to Section 16 of the Securities Exchange Act of 1934, as amended.

 ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person acquired beneficial ownership of the Common Stock for investment purposes. The Reporting Person may acquire additional shares of Common Stock or other securities of the Issuer or sell or otherwise dispose of any or all of the Common Stock or other securities of the Company that the Reporting Person beneficially owns.

The Reporting Person serves as Chief Executive Officer and Chairman of the Board of the Issuer. In such capacities, the Reporting Person may engage in communications with the Board, members of management, other shareholders, financial and legal advisers and other parties regarding the Issuer, including but not limited to the Issuer’s operations, governance and control. In addition, in these capacities, the Reporting Person may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Person does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) As of the date hereof, the Reporting Person may be deemed to have beneficial ownership, sole voting power and sole dispositive power with regard to 317,310 shares of Common Stock, which represents approximately 5.3% of the shares of Common Stock outstanding. This amount includes 98,804 shares that are held indirectly by the Reporting Person’s Rollover IRA, and 218,506 shares that are owned directly by the Reporting Person.

The foregoing beneficial ownership percentage is calculated based on 5,995,065 shares of Common Stock outstanding.

(c) The following transactions in the shares of Common Stock were conducted by the Reporting Person within the past sixty (60) days:

Date of Purchase	Number of Shares	Price Per Share	Nature of Transaction
November 14, 2023	2,500	$1.9299	Open Market Purchase for Rollover IRA
November 16, 2023	2,500	$1.9663	Open Market Purchase for Rollover IRA
November 22, 2023	1,323	$2.0899	Open Market Purchase for Rollover IRA
November 24, 2023	1,481	$2.161	Open Market Purchase for Rollover IRA
December 12, 2023	2,000	$2.0012	Open Market Purchase for Rollover IRA
December 12, 2023	2,000	$2.0049	Open Market Purchase for Rollover IRA
December 20, 2023	70,000	$2.0024	Open Market Purchase for Rollover IRA

(d) None.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

In his capacity as Chief Executive Officer and Chairman of the Board of the Issuer, the Reporting Person may be entitled to receive cash compensation and equity compensation, including share options or other equity awards, pursuant to the Issuer’s 2022 Incentive Compensation Plan. Such compensation is based on the Issuer meeting or exceeding certain annual revenue amounts during specified calendar years.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date	12/28/2023

Signature	/s/ Anthony Hayes

Name/Title	Anthony Hayes
Chairman of the Board

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